UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 7, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on Form 6-K contains Vodafone Group Plc’s (‘Vodafone’) interim management statement for the quarter ended 31 December 2012.

Use of non-GAAP financial information

In presenting and discussing our reported operating results and cash flows, certain information is derived from amounts calculated in accordance with International Financial Reporting Standards (‘IFRS’), but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Cash flow measures

In presenting and discussing our reported results, free cash flow is calculated and presented even though this measure is not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•

free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow does not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary such as cash flows relating to acquisitions and disposals. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, free cash flow does reflect the cash available for activities such as strengthening the consolidated statement of financial position or providing returns to shareholders in the form of dividends or share purchases;

•	free cash flow facilitates comparability of results with other companies although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•	this measure is used by management for planning, reporting and incentive purposes; and

•	this measure is useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to free cash flow is provided below:

	Quarter ended 31 December
	2012	2011
	£m	£m
Cash generated by operations	2,994	3,546
Cash capital expenditure, net of disposals[1]	(1,567)	(1,544)
Taxation	(601)	(243)
Dividends received from associates and investments	694	180
Other	(319)	(474)

Free cash flow	1,201	1,465

Note:

1     Cash paid for the purchase of property, plant and equipment and intangible assets other than licence and spectrum payments, during the period.

Organic growth

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis in terms of merger and acquisition activity, movements in foreign exchange rates and, for the quarter ended 31 December 2012, the revised accounting for energy costs by Indus Towers (see note 4 on page 13). We believe that “organic growth”, which is not intended to be a substitute for or superior to reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•	it provides additional information on underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

•	it is used for internal performance analysis; and

•

it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies.

Reconciliations of organic growth to reported growth can be found below and on pages 7, 8, 9 and 11.

					% change
			M&A/other	Foreign
		Organic	activity	exchange	Reported
Group
Revenue	Q3	(1.8)	4.8	(5.0)	(2.0)
Service revenue excluding the impact of MTR’s	Q3	(0.4)	5.4	(5.0)	–
Enterprise revenue	Q3	(2.5)	1.0	(4.3)	(5.8)
Fixed enterprise revenue	Q3	10.5	9.1	(6.4)	13.2
Vodafone Global Enterprise revenue	Q3	3.6	0.3	(3.2)	0.7

Northern and Central Europe
Service revenue	Q3	(0.9)	10.7	(3.9)	5.9
Service revenue	Q2	0.7	6.7	(7.1)	0.3
Change		(1.6)	4.0	3.2	5.6
Enterprise revenue	Q3	0.8	–	(3.8)	(3.0)
Germany data revenue	Q3	10.8	–	(6.5)	4.3
Germany enterprise revenue	Q3	2.4	–	(5.9)	(3.5)
UK data revenue	Q3	6.2	–	–	6.2
Netherlands service revenue	Q3	(3.5)	–	(5.5)	(9.0)
Turkey service revenue growth	Q3	18.4	–	0.4	18.8

Southern Europe
Service revenue	Q3	(11.9)	–	(5.1)	(17.0)
Service revenue	Q2	(11.3)	(0.3)	(8.6)	(20.2)
Change		(0.6)	0.3	3.5	3.2
Enterprise revenue	Q3	(11.3)	–	(5.1)	(16.4)
Italy data revenue	Q3	1.8	–	(6.2)	(4.4)
Italy mobile internet revenue	Q3	24.4	–	(7.1)	17.3
Italy fixed line revenue	Q3	(8.1)	–	(5.1)	(13.2)
Spain data revenue	Q3	17.5	–	(7.2)	10.3
Spain fixed line revenue	Q3	(8.0)	–	(4.6)	(12.6)
Greece service revenue	Q3	(15.0)	–	(4.9)	(19.9)
Portugal service revenue	Q3	(8.3)	–	(5.4)	(13.7)

Africa, Middle East and Asia Pacific
Service revenue	Q3	2.7	3.3	(6.4)	(0.4)
Service revenue	Q2	4.1	(0.8)	(9.4)	(6.1)
Change		(1.4)	4.1	3.0	5.7
Enterprise revenue	Q3	5.9	12.5	(4.1)	14.3
India service revenue	Q3	9.0	10.7	(9.8)	9.9
India service revenue	Q2	11.0	(0.1)	(17.2)	(6.3)
Change		(2.0)	10.8	7.4	16.2
India data revenue	Q3	23.8	–	(10.5)	13.3
South Africa service revenue	Q3	(1.8)	–	(8.6)	(10.4)
South Africa data revenue	Q3	17.2	–	(10.6)	6.6
Vodacom’s operations outside of South Africa service revenue[1]	Q3	23.0	–	(2.7)	20.3
Australia service revenue	Q3	(16.0)	–	0.3	(15.7)
Egypt service revenue	Q3	3.1	–	(4.4)	(1.3)
Ghana service revenue	Q3	23.7	–	(20.0)	3.7
Qatar service revenue	Q3	31.2	–	(4.7)	26.5

Non-Controlled Interests
Verizon Wireless service revenue	Q3	8.7	–	(2.3)	6.4

Note:

1  Excluding Vodacom Business Africa.

•                 Group service revenue declined -2.6%*; or -0.4%* excluding mobile termination rate (‘MTR’) cuts

•                 Decline in Northern and Central Europe service revenue: Germany -0.2%*, UK -5.2%*

•                 Conditions in Southern Europe remain challenging: Italy -13.8%*, Spain -11.3%*

•                 Continued growth in emerging markets1: India +9.0%*, Vodacom +1.9%*, Turkey +18.4%*

•                 Verizon Wireless (‘VZW’) service revenue grew +8.7%* driven by strong customer additions

•                 Group data revenue grew +12.8%* reflecting an increase in European smartphone penetration to 33.4%

•                 LTE services launched in Italy, South Africa, Greece and Romania; LTE now available in six markets

•                 Net debt reduced to £23.3 billion after receipt of £2.4 billion VZW dividend

•                 Vodafone Red launched in five markets; 48.3% of European mobile service revenue now in-bundle

•                 Full year guidance for adjusted operating profit and free cash flow confirmed

	Quarter ended	Change year-on-year
	31 December 2012	Reported	Organic
	£m	%	%
Group revenue	11,388	(2.0)	(1.8)

Group service revenue	10,373	(2.2)	(2.6)
Northern and Central Europe	4,837	5.9	(0.9)
Southern Europe	2,340	(17.0)	(11.9)
Africa, Middle East and Asia Pacific (‘AMAP’)	3,147	(0.4)	2.7

Capital expenditure	1,498	2.3

Free cash flow	1,201	(18.0)

Vittorio Colao, Chief Executive, commented:

“Our results continue to reflect very difficult market conditions in Europe. We are addressing this through firm actions on cost efficiency, and continuing to invest in areas of growth potential. We continue to make progress in our Vodafone 2015 strategy, with good revenue growth in data and emerging markets, the launch of LTE services in another four markets and the acquisition of new spectrum. Vodafone Red, our new strategic pricing approach in Europe, has been launched in five markets with positive early take-up, and to drive growth in enterprise we have created a new enterprise business unit and accelerated our integration plans for Cable & Wireless Worldwide.”

OPERATING REVIEW

Group overview

Reported Group revenue for the quarter was £11.4 billion and Group service revenue was £10.4 billion. On an organic basis Group service revenue decreased by -2.6%*. Excluding the impact of MTR cuts, Group service revenue decreased by -0.4%*. Our emerging market1 operations continued to grow and we saw an increasing uptake of data services across the Group, but this was offset by macroeconomic, regulatory and competitive pressures across Europe which intensified in the quarter.

Northern and Central Europe service revenue decreased by -0.9%*, a -1.6* percentage point decline compared to the previous quarter. In Germany service revenue declined by -0.2%*, reflecting a cut in MTRs on 1 December 2012, lower gross customer additions, and an ARPU decline in the consumer contract segment. Service revenue in the UK fell by -5.2%* with a decline in ARPU and lower out-of-bundle usage. In the Netherlands service revenue fell by -3.5%*, with a decline in roaming revenue and out-of-bundle usage, and increased popularity of value plans in the market. In Turkey service revenue grew by 18.4%* driven by strong growth in data and enterprise, and the continued expansion of the contract customer base.

Southern Europe service revenue fell by -11.9%* , a -0.6* percentage point decline compared to the previous quarter, with market conditions remaining difficult. In Italy service revenue declined by -13.8%*, impacted by lower MTRs as well as ongoing competitive and macroeconomic pressures. In Spain service revenue declined by -11.3%* with a lower customer base following our decision to remove handset subsidies for a period earlier in the year, competitive pressures in the value segment and the increased popularity of converged consumer offers in the market.

In AMAP service revenue grew by 2.7%*, a slowdown of -1.4* percentage points from the previous quarter. In India service revenue was up 9.0%* with the benefits of a more stable competitive environment offset by the impact of new subscriber verification rules and regulations relating to messaging and processing fees. Data revenue growth in India continues to be strong and we now have 2.5 million 3G subscribers. Service revenue growth at Vodacom slowed to 1.9%* with a decline in South Africa, reflecting competitive pricing pressures and a lower level of customer additions, offset by continued strong growth in the international businesses. In Australia service revenue fell by -16.0%*. The business continues to focus on network improvements and arresting weakness in brand perception. Despite continued macroeconomic and political uncertainty service revenue in Egypt grew by 3.1%* with a continued increase in the take-up of data services.

Group data revenue grew by 12.8%* to £1.7 billion and now accounts for 16.2% of Group service revenue. 33.4% of our European customers now use smartphones, compared to 24.4% at December 2011.

Vodafone Red has now been launched in five markets and early take-up has been positive with over two million customers so far. Integrated voice, SMS and data plans now represent 62.0% of consumer contract revenue in Europe with 48.3% of European mobile service revenue now in-bundle.

Enterprise revenue decreased by -2.5%* with a decline of -11.3%* in Southern Europe partially offset by growth of 0.8%* in Northern and Central Europe driven by new customer wins, and 5.9%* growth in AMAP. Our Vodafone Global Enterprise business, which serves our multinational customers, continues to grow, adding 118 new accounts and growing service revenue by 3.6%* in the quarter. Vodafone One Net, our converged fixed and mobile proposition targeted at small-to-medium-sized businesses, increased the number of users by 33.4% year-on-year to 2.4 million, helping to drive fixed enterprise revenue growth of 10.5%*. We continue to see significant demand for machine-to-machine (‘M2M’) services and now have 9.7 million connections.

The Group has created a new Group Enterprise unit consisting of four vertical teams: Vodafone Global Enterprise, Vodafone Carrier Services, Machine-to-Machine Solutions, and Hosting and Cloud Services. We have also accelerated the Cable & Wireless Worldwide (‘CWW’) integration plan to realise better the growth opportunity from offering converged services to our enterprise customers.

VZW continues to perform strongly. Organic service revenue grew by 8.7%* led by strong growth in accounts and rising average revenue per account (‘ARPA’) driven by increased smartphone penetration (now 58.1% of the retail postpaid base) and take-up of 4G LTE services. VZW’s 4G LTE network now covers a population of more than 273 million and handles almost 50% of all data traffic. Net debt at 31 December 2012 was US$9.3 billion (31 December 2011: US$0.7 billion net cash) after payment of an US$8.5 billion dividend to its parents.

Capital expenditure of £1.5 billion in the quarter was broadly similar to the previous year. Our investment remains focused on network quality in terms of coverage, reliability and speed.

During the quarter we launched LTE services in South Africa, Italy and Greece and in January 2013 we launched in Romania. In Germany we now have approximately 53% LTE population coverage with 283,000 fixed line substitution customers and 135,000 LTE enabled mobile devices. The Group has continued to invest in spectrum to support the development of LTE services, acquiring eight blocks of spectrum in the Netherlands for €1.4 billion (£1.1 billion), 12 blocks of spectrum in Ireland for €161 million (£130 million) and additional spectrum in the 1800 MHz band in India for INR 11.3 billion (£138 million).

OPERATING REVIEW

Free cash flow of £1.2 billion in the quarter was £0.3 billion lower year-on-year due to adverse movements in foreign exchange rates and the impact of the inclusion of CWW. Cumulative free cash flow was £3.4 billion, some £0.7 billion lower than the prior year, reflecting adverse foreign exchange rate movements and the cessation of dividends from SFR following the disposal of our stake in the last financial year.

Net debt at 31 December 2012 was £23.3 billion (31 December 2011: £25.5 billion). The Group received a £2.4 billion dividend from VZW in December 2012 and commenced the associated £1.5 billion share buyback programme, with total purchases of £0.1 billion in the quarter.

During the quarter the Group completed the acquisition of TelstraClear Limited for a cash consideration of NZ$840 million (£440 million), strengthening Vodafone New Zealand’s position in the fixed communications market.

The Group is making good progress on cost saving initiatives towards its target of a £300 million net reduction in European operating costs in the 2014 financial year, with the commencement of our network-sharing joint venture with Telefónica UK and the ongoing development of our shared services strategy, in addition to a number of other efficiency programmes.

Guidance for the 2013 financial year

Adjusted operating profit is still expected to be in the upper half of the range of £11.1 billion to £11.9 billion. Despite the weaker revenue performance, we expect the full year Group adjusted EBITDA margin decline to continue its improving trend year-on-year, excluding the impact of M&A and restructuring costs, as we increase our focus on value share and make good progress on our cost savings programmes.

Free cash flow is still expected to be in the lower half of the range of £5.3 billion to £5.8 billion, excluding the £2.4 billion dividend received from VZW and the impact of M&A and restructuring costs.

Summary

We continue to deliver strong revenue growth in data services and emerging markets1 and are making progress on our Vodafone 2015 strategy. However, our markets remain competitive and the macroeconomic environment in Europe remains very challenging. We have maintained our focus on cost efficiency, allowing us to sustain our level of investment in spectrum and capital expenditure while again delivering a strong cash flow performance. Looking forward, we expect to continue to face difficult market conditions in the coming year.

Notes:

All growth rates reflect a comparison to the quarter ended 31 December 2011 unless otherwise stated.
*

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. During the 2013 financial year, Indus Towers (reported within the India segment) revised its accounting for energy cost recharges to operators from a net to a gross basis, to reflect revised energy supply terms. The impact of this upward revenue adjustment has been excluded from reported organic growth rates. The adjustment has no profit impact.

1	Emerging markets comprise India, Vodacom, Egypt, Turkey, Ghana, Qatar and Fiji.

OPERATING REVIEW

Northern and Central Europe

Revenue increased by 5.2% including a -3.8 percentage point negative impact from adverse foreign exchange rate movements and a 9.8 percentage point positive impact from M&A activity. On an organic basis service revenue declined by -0.9%*, a 1.6* percentage point decline compared to the previous quarter, driven by challenging macroeconomic conditions in some markets, competitive pricing pressures and the impact of MTR cuts, partially offset by continued growth in data revenue. Growth in Turkey was more than offset by declines in all other markets, in particular, the UK and the Netherlands.

Revenue						Change
	Quarter ended 31 December			M&A	Foreign
	2012	2011	Reported	activity	exchange	Organic
	£m	£m	%	%	%	%

Germany	1,806	1,919	(5.9)	–	5.7	(0.2)
UK	1,210	1,267	(4.5)	(0.7)	–	(5.2)
Other Northern and Central Europe	1,848	1,397	32.3	(35.5)	5.1	1.9
Eliminations	(27)	(16)

Service revenue	4,837	4,567	5.9	(10.7)	3.9	(0.9)

Revenue	5,224	4,966	5.2	(9.8)	3.8	(0.8)

Germany

Service revenue decreased by -0.2%*, reflecting lower gross customer additions in both mobile and fixed line as a result of more focused commercial investment, an ARPU decline in the consumer contract segment and an MTR cut on 1 December 2012. In addition there was also a decline in revenue in the prepaid segment. This was partially offset by an increase in data revenue of 10.8%*, driven by higher smartphone penetration and an increase in smartphones sold with a data bundle. Vodafone Red, our new range of integrated consumer contract price plans, was introduced in October 2012. Enterprise revenue growth slowed to 2.4%*, with pricing pressure in the market being offset by strong customer wins.

The roll out of LTE services has continued and we now have around 53% population coverage. The rate of customer acquisitions accelerated during the quarter, with 283,000 fixed line substitution customers and 135,000 LTE enabled mobile devices using the service at 31 December 2012 in both rural and urban areas.

UK

Service revenue decreased by -5.2%* principally driven by continued intense competition and macroeconomic weakness, which impacted consumer confidence and, in turn, led to lower out-of-bundle usage, as well as the impact of an MTR cut effective from April 2012. Data revenue grew by 6.2%* due to higher smartphone penetration and growth in smartphones sold with a data bundle. There has been a positive uptake of our new Vodafone Red integrated price plans, which were launched in September 2012.

The network sharing joint venture between Telefónica UK and Vodafone UK launched in November 2012.

Other Northern and Central Europe

Service revenue increased by 1.9%* as growth in Turkey more than offset declines in the rest of Other Northern and Central Europe. Service revenue in Turkey increased by 18.4%*, with strong growth in data revenue driven by mobile internet and higher penetration of smartphones, as well as continued expansion of the contract customer base, and growth in incoming and enterprise revenue. In the Netherlands service revenue declined by -3.5%* as higher in-bundle revenue was more than offset by a decline in roaming revenue, as well as out-of-bundle revenue due to the increasing popularity of value plans, as macroeconomic conditions become more challenging.

OPERATING REVIEW

Southern Europe

Revenue declined by -16.0% including a -5.2 percentage point negative impact from adverse foreign exchange rate movements. On an organic basis service revenue declined by -11.9%* primarily due to MTR cuts and continued macroeconomic and competitive pressure, partially offset by continued data revenue growth. Revenue declined in all major markets in the region.

Revenue						Change
	Quarter ended 31 December			M&A	Foreign
	2012	2011	Reported	activity	exchange	Organic
	£m	£m	%	%	%	%

Italy	1,059	1,304	(18.8)	–	5.0	(13.8)
Spain	887	1,061	(16.4)	–	5.1	(11.3)
Other Southern Europe	397	459	(13.5)	–	5.4	(8.1)
Eliminations	(3)	(5)

Service revenue	2,340	2,819	(17.0)	–	5.1	(11.9)

Revenue	2,608	3,103	(16.0)	–	5.2	(10.8)

Italy

Service revenue declined by -13.8%*, driven by a challenging macroeconomic and competitive environment resulting in intense price competition, as well as the impact of an MTR cut effective from 1 July 2012. Data revenue grew by 1.8%* as the 24.4%* increase in mobile internet revenue was partially offset by the continued decline in mobile broadband revenue. Mobile internet revenue growth was supported by higher smartphone penetration and the ongoing move to integrated tariffs in prepaid, with a new integrated offer launched during the quarter. Vodafone Red tariffs, branded as ‘Vodafone Relax’ in Italy, which were launched in October 2012, are proving popular with contract customers and have also resulted in the migration of some prepaid customers to contracts. Fixed revenue declined by -8.1%* driven by a reduction in the customer base due to the decision to stop commercial activities in areas where margins are impacted by unfavourable regulated wholesale prices.

LTE commercial services were launched in October 2012.

Spain

Service revenue declined by -11.3%*, principally driven by macroeconomic weakness and high unemployment, which has impacted on consumer confidence and has led to customers reducing or optimising their spend on tariffs. The decision to remove handset subsidies for a period earlier in the year has resulted in a lower customer base, which has, in turn, impacted on service revenue. Data revenue grew by 17.5%* driven by an improvement in smartphone penetration and customers taking integrated tariffs. The early uptake of Vodafone Red price plans, which were launched during the quarter, has been encouraging. Fixed line revenue declined by -8.0%* primarily driven by intense competition.

Other Southern Europe

Service revenue decreased by -8.1%* driven by declines in Greece and Portugal, which more than offset growth in Albania and Malta. Service revenue in Greece and Portugal declined by -15.0%* and -8.3%* respectively, driven by an MTR cut in Greece, effective from August 2012, and the increasingly challenging macroeconomic environments and intense competition.

OPERATING REVIEW

AMAP

Revenue declined by -0.1% including a -6.4 percentage point negative impact from adverse foreign exchange rate movements and a 3.0 percentage point positive impact from M&A and other activity. On an organic basis service revenue increased by 2.7%* driven by customer and data revenue growth, partially offset by the impact of MTR cuts, regulatory changes and competitive pressures. Growth was driven by robust performances in India, Egypt, Ghana and Qatar, and continued growth from Vodacom, partially offset by service revenue declines in Australia and New Zealand.

Revenue						Change
	Quarter ended 31 December			M&A/other	Foreign
	2012	2011	Reported	activity	exchange	Organic
	£m	£m	%	%	%	%

India	1,125	1,024	9.9	(10.7)	9.8	9.0
Vodacom	1,096	1,222	(10.3)	4.9	7.3	1.9
Other AMAP	926	915	1.2	(6.0)	1.8	(3.0)

Service revenue	3,147	3,161	(0.4)	(3.3)	6.4	2.7

Revenue	3,467	3,470	(0.1)	(3.0)	6.4	3.3

India

Service revenue increased by 9.0%* driven by strong growth in mobile voice minutes and a stable competitive environment. Growth this quarter was -2.0* percentage points lower than the previous quarter primarily due to the impact of regulatory changes. During the quarter subscriber verification regulations were changed, leading to a sharp fall in gross customer additions which resulted in net customer disconnections. Regulation was also introduced to further limit the processing fees that operators can charge.

Data revenue grew by 23.8%* driven by an increase in customers taking data bundles and an increase in 2G data pricing. At 31 December 2012 active data customers totalled 33.1 million, including 2.5 million 3G subscribers.

Organic growth at Indus Towers slowed following a reduction in new tenancy additions, however reported revenue growth in the quarter increased as a result of energy costs charged to operators being included in service revenue for the first time.

Vodacom

Service revenue increased by 1.9%*, mainly driven by growth in data services and international markets. Service revenue in South Africa declined by -1.8%*, with the slowdown from Q2 primarily due to lower net prepaid customer additions as the business focused on improving the quality of its customer base, contract customers optimising their spend on tariffs and a decline in messaging revenue. Strong data revenue growth in South Africa of 17.2%* was driven by higher smartphone penetration and an increase in those sold with a data bundle.

Vodacom’s operations outside of South Africa delivered service revenue growth of 23.0%*1 driven by a higher customer base offsetting lower pricing. M-Pesa continues to perform well in Tanzania with approximately 4.7 million active users.

South Africa launched its LTE network in October 2012, with over 540 operational LTE sites in major cities at 31 December 2012.

Other AMAP

Organic service revenue decreased by -3.0%* primarily due to declines in Australia and New Zealand, offset by growth in Egypt, Ghana and Qatar. In Australia service revenue declined by -16.0%* driven by the continued weakness in brand perception, declining customer base and lower ARPU. Despite macroeconomic and political instability, service revenue in Egypt increased by 3.1%* due to strong customer base growth, the take-up of data services and international incoming call volume and rate increases. In Qatar service revenue grew by 31.2%* driven by targeted promotional campaigns and an increase in the customer base, which now exceeds one million. In Ghana service revenue increased by 23.7%* due to strong net customer additions, with the customer base now in excess of five million.

Note:

1                  Excludes Vodacom Business Africa.

OPERATING REVIEW

Non-Controlled Interests

Verizon Wireless

In the United States, VZW added more than 2.2 million net mobile retail connections during the quarter, bringing the closing mobile retail connections base to 98.2 million, up 6.6% year-on-year.

Service revenue growth of 8.7%* continues to be driven by the expanding connections base and increased smartphone penetration. 23% of VZW’s retail postpaid base are now on “Share Everything” plans.

Other transactions and developments

Indian tax

Further to the disclosure on page 24 of the Group’s half-year financial report for the six months ended 30 September 2012, on 3 January 2013 the Indian tax authority issued a reminder, following the Finance Bill 2012 becoming law on 28 May 2012, that the demand for payment issued on 22 October 2010 in respect of the Hutchison Telecommunications International Limited group transaction in 2007 was payable. The Indian tax authorities have calculated the tax and interest due at the date of the reminder as INR 142 billion (£1.6 billion).

The Group maintains its position as outlined on page 24 of the Group’s half year financial report for the six months ended 30 September 2012, but is engaged in dialogue with the Indian Government to explore whether a solution to this matter can be found.

TelstraClear Limited

On 30 October 2012 regulatory approval was received for Vodafone New Zealand’s acquisition of TelstraClear Limited. The transaction completed on 31 October 2012 for a cash consideration of NZ$840 million (£440 million).

India spectrum

On 15 November 2012 Vodafone India acquired 1800 MHz licences in 14 telecom circles for a total amount of INR 11.3 billion (£138 million).

Ireland spectrum

On 16 November 2012 Vodafone Ireland acquired a significant amount of spectrum for a total amount of €161 million (£130 million). Vodafone Ireland acquired 2x10 MHz in the 800 MHz band, 2x10 MHz in the 900 MHz band, and 2x15 MHz in the 1800 MHz band valid from 2013 until 2015. Vodafone Ireland also acquired 2x10 MHz in the 800 MHz band, 2x10 MHz in the 900 MHz band, and 2x25 MHz in the 1800 MHz band valid from 2015 until 2030.

Netherlands spectrum

On 14 December 2012 Vodafone Netherlands acquired spectrum of 2x10 MHz in the 800 MHz band, 2x10 MHz in the 900 MHz band, and 2x20 MHz in the 1800 MHz band, all valid for 17 years. Additionally, Vodafone Netherlands acquired 2x5 MHz in the 2.1 GHz band for four years. The total amount payable was €1.4 billion (£1.1 billion).

Adoption of new accounting standards

The Group will adopt a number of new international financial reporting standards (‘IFRS’) on 1 April 2013, including IFRS 11, Joint Arrangements. The adoption of these standards will have a material impact on a number of the Group’s key performance measures including revenue, adjusted EBITDA and free cash flow, however, will not have a material impact on the Group’s overall profit after tax. The Group intends to issue a press release in April 2013 outlining the impact of the new standards on the Group’s primary financial statements and certain non-GAAP measures for the six months ended 30 September 2012 and the year ended 31 March 2012. Based on the Group’s preliminary assessment of adopting the new standards, revenue, adjusted EBITDA and free cash flow for the year ended 31 March 2012 are expected to reduce by £7.6 billion, £2.9 billion and £0.4 billion, respectively. Restated financial information for the year ending 31 March 2013 will be presented with the Group’s preliminary announcement to be issued on 21 May 2013.

ADDITIONAL INFORMATION

Service revenue – quarter ended 31 December

					% change

	Group [1]		Northern and Central Europe		Group				Northern and Central Europe
	2012	2011	2012	2011		M&A/other	Foreign			Other	Foreign
	£m	£m	£m	£m	Reported	activity	exchange	Organic	Reported	activity	exchange	Organic

Voice revenue	5,545	6,295	2,068	2,269	(11.9)	0.4	4.7	(6.8)	(8.9)	–	3.2	(5.7)
Messaging revenue	1,177	1,333	718	773	(11.7)	0.4	3.4	(7.9)	(7.1)	–	2.6	(4.5)
Data revenue	1,678	1,567	864	796	7.1	0.3	5.4	12.8	8.5	–	4.4	12.9
Fixed line revenue	1,314	907	981	535	44.9	(53.7)	8.0	(0.8)	83.4	(91.9)	10.6	2.1
Other service revenue	659	509	206	194	29.5	(21.9)	6.6	14.2	6.2	(4.1)	2.8	4.9
Service revenue	10,373	10,611	4,837	4,567	(2.2)	(5.4)	5.0	(2.6)	5.9	(10.7)	3.9	(0.9)

					% change
	Southern Europe		AMAP		Southern Europe				AMAP
	2012	2011	2012	2011		Other	Foreign			M&A/other	Foreign
	£m	£m	£m	£m	Reported	activity	exchange	Organic	Reported	activity	exchange	Organic

Voice revenue	1,345	1,748	2,129	2,249	(23.1)	–	4.7	(18.4)	(5.3)	(0.2)	6.5	1.0
Messaging revenue	253	327	206	228	(22.6)	–	4.6	(18.0)	(9.6)	–	4.1	(5.5)
Data revenue	411	399	403	367	3.0	–	6.3	9.3	9.8	–	6.5	16.3
Fixed line revenue	224	258	111	116	(13.2)	–	5.6	(7.6)	(4.3)	4.5	3.1	3.3
Other service revenue	107	87	298	201	23.0	–	8.3	31.3	48.3	(52.6)	10.0	5.7
Service revenue	2,340	2,819	3,147	3,161	(17.0)	–	5.1	(11.9)	(0.4)	(3.3)	6.4	2.7

	Germany		UK		Italy		Spain		India		Vodacom
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Voice revenue	677	763	554	609	547	722	520	696	785	790	783	862
Messaging revenue	207	237	321	326	174	211	41	74	41	49	64	70
Data revenue	410	393	234	220	173	181	182	165	94	83	183	164
Fixed line revenue	426	461	11	11	132	152	76	87	4	3	–	60
Other service revenue	86	65	90	101	33	38	68	39	201	99	66	66
Service revenue	1,806	1,919	1,210	1,267	1,059	1,304	887	1,061	1,125	1,024	1,096	1,222

Note:

1      The sum of the regional amounts may not be equal to Group totals due to Non-Controlled Interests and Common Functions, and intercompany eliminations.

ADDITIONAL INFORMATION

Mobile customers – quarter ended 31 December 20121

(in thousands)
Country	1 October 2012	Net additions/ (disconnections)	31 December 2012	Prepaid[2]

Northern and Central Europe
Germany	35,097	(1,207)	33,890	54.1%
UK	19,314	230	19,544	43.6%
	54,411	(977)	53,434	50.3%

Other Northern and Central Europe
Netherlands	5,343	(55)	5,288	33.1%
Turkey	18,713	215	18,928	65.1%
Czech Republic	3,365	10	3,375	44.1%
Hungary	2,612	19	2,631	49.9%
Ireland	2,198	3	2,201	64.6%
Romania	7,874	248	8,122	59.0%
	40,105	440	40,545	57.0%
Northern and Central Europe	94,516	(537)	93,979	53.2%

Southern Europe
Italy	22,735	(148)	22,587	81.7%
Spain	16,344	(1,000)	15,344	35.0%
	39,079	(1,148)	37,931	65.7%

Other Southern Europe
Greece	4,314	93	4,407	64.5%
Portugal	6,267	–	6,267	82.6%
Albania	1,965	55	2,020	95.0%
Malta	337	3	340	84.7%
	12,883	151	13,034	78.4%
Southern Europe	51,962	(997)	50,965	68.6%

AMAP
India	152,665	(5,189)	147,476	94.4%
Vodacom[3]	58,192	710	58,902	89.7%
	210,857	(4,479)	206,378	93.1%

Other AMAP
Australia	3,174	(64)	3,110	37.8%
Egypt	38,271	1,729	40,000	93.3%
Fiji	326	12	338	95.0%
Ghana	4,992	232	5,224	99.4%
New Zealand	2,320	(6)	2,314	66.6%
Qatar	936	69	1,005	94.3%
	50,019	1,972	51,991	86.6%
AMAP	260,876	(2,507)	258,369	91.7%

Group	407,354	(4,041)	403,313	79.7%

Group’s share of VZW connections[4]	43,155	1,049	44,204	5.8%

Vodafone Group plus the Group’s share of VZW	450,509	(2,992)	447,517	65.5%

Notes:

1             Group customers represent subsidiaries on a 100% basis and joint ventures (being Italy, Australia and Fiji) based on the Group’s equity interests.

2             Prepaid percentages are calculated on a venture basis. At 31 December 2012 there were 511.8 million venture customers.

3             Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

4             Includes VZW’s retail connections only, based on the Group’s equity interest. The definition of connections reported by Verizon Communications for VZW is the same as customers as reported by Vodafone.

OTHER INFORMATION

Notes

1.

Vodafone and the Vodafone logo, Vodacom, M-Pesa, Vodafone One Net, Vodafone Relax and Vodafone Red are trade marks of the Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

2.	All growth rates reflect a comparison to the quarter ended 31 December 2011 unless otherwise stated.
3.

References to the “previous quarter” are to the quarter ended 30 September 2012 unless otherwise stated. References to “the quarter” or “this quarter” are to the quarter ended 31 December 2012 unless otherwise stated. References to “last financial year”, “previous year” and “prior year” are to the year ended 31 March 2012, references to the “2013 financial year” are to the year ending 31 March 2013, and references to the “2014 financial year” are to the year ending 31 March 2014.

4.

All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. During the 2013 financial year, Indus Towers (reported within the India segment) revised its accounting for energy cost recharges to operators from a net to a gross basis, to reflect revised energy supply terms. The impact of this upward revenue adjustment has been excluded from reported organic growth rates. The adjustment has no profit impact.

5.	Reported growth is based on amounts in pounds sterling as determined under IFRS.
6.	Vodacom refers to the Group’s interest in Vodacom Group Limited in South Africa and its subsidiaries, including its operations in the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania.
7.

Quarterly historical information including service revenue, mobile customers, churn, voice usage, ARPU, fixed customers and smartphones is provided in a spreadsheet available at www.vodafone.com/investor.

Forward-looking statements

This interim management statement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives, all of which are subject to risks and uncertainties because they relate to future events. In particular, such forward-looking statements include, but are not limited to: statements with respect to the Group’s expectations and outlook regarding its financial and operating performance for the 2013 financial year, including, among other things, revenue, working capital, and the guidance for adjusted operating profit, free cash flow and adjusted EBITDA margin for the 2013 financial year on page 3; statements relating to Vodafone’s ongoing cost efficiency programmes and initiatives, including the targeted £300 million net reduction in European operating costs; the impact of MTR and SMS termination rate cuts and other regulatory changes; the development of products and services, including the 3G network in India, the LTE network, Vodafone One Net, stores and IT platforms, as well as increased smartphone penetration, integrated tariffs, and the growth of mobile data and enterprise; the expected positive impact from Vodafone 2015 and Vodafone Red; the synergies and benefits contemplated following the completion of the acquisitions of CWW and TelstraClear; statements and expectations in relation to existing and proposed network sharing initiatives and the anticipated benefits associated therewith, including the network sharing agreement with Telefónica; expectations regarding market trends, including price trends and consumer confidence; the anticipated impact of foreign exchange rate movements and political and macroeconomic instability on the Group’s results for the 2013 financial year; the anticipated impact of the Group’s adoption of a number of new IFRS reporting standards, including IFRS 11, Joint Arrangements, and the revised accounting for energy cost recharges implemented by Indus Towers as reported within the India segment; and the outcome and impact of regulatory and legal proceedings involving the Group.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: Vodafone’s ability to realise anticipated cost savings; the impact of legal, regulatory or other proceedings; continued growth in the market for mobile services, especially mobile data; the anticipated time required for the Group’s Australian joint venture’s brand perception recovery; and general macroeconomic and competitive pressures.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Forward-looking statements” in the Group’s half-year results announcement for the six months ended 30 September 2012 and “Principal risk factors and uncertainties” in the Group’s annual report for the year ended 31 March 2012. The half-year financial report and the annual report can be found on the Group’s website (www.vodafone.com). All subsequent written or oral forward-looking statements attributable to the Group or any member or subsidiary of the Group or any persons acting on its or their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this interim management statement will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	Telephone: +44 1635 664 444

Copyright © Vodafone Group 2013

-ends-

OTHER INFORMATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 7, 2013

By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary